SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F :  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No :  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies. There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Corporate Communications 100 Queen Street Melbourne Vic 3000 www.anz.com

For Release: 15 May 2006

Roderick Deane advises of intention to retire from the ANZ Board

ANZ today announced that Dr Roderick Deane had advised the ANZ Board of his intention to retire as an ANZ Director on 30 June 2006.

Dr Deane has also indicated he plans to retire as Chairman and a Director of ANZ National Bank Limited, ANZ’s New Zealand subsidiary, on 16 June.

His decision is part of a long-standing plan to reduce his corporate responsibilities. Dr Deane has served on the ANZ Board since 1994.

ANZ Chairman Mr Charles Goode said: “Roderick Deane has made a very substantial contribution to ANZ over many years. His contribution to the Board has always been enquiring and insightful. In recent times this has included a special contribution to the development of ANZ’s business in New Zealand.”

For media enquiries contact:

Paul Edwards

Head of Corporate Communications

Tel: 03-9273 6955 or 0409-655 550

email: paul.edwards@anz.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)	*

Date 15 May 2006